I, Nikolaos Tezapsidis, certify that:

(1) the financial statements of Neurotez Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Neurotez Inc. included in this Form reflects accurately the information reported on the tax return for Neurotez Inc. filed for the fiscal year ended September 30, 2016



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Nikolaos Tezapsidis
President & CEO

11/7/2016

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.